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                                                                     EXHIBIT 8.1

                                 April 18, 1997

HCC Insurance Holdings, Inc.
13403 Northwest Freeway
Houston, Texas 77040-6094

     Re: Merger of Merger Sub #4, Inc., a Delaware corporation ("Merger Sub"), with and into AVEMCO Corporation, a Delaware corporation ("AVEMCO")

Dear Sirs:

     You have requested our opinion concerning certain issues relating to the federal income taxation of the proposed merger (the "Merger") of Merger Sub, a wholly owned subsidiary of HCC Insurance Holdings, Inc. ("HCCH"), with and into AVEMCO pursuant to that certain Agreement and Plan of Reorganization dated as of February 28, 1997 by and among HCCH, Merger Sub, and AVEMCO (the "Agreement"). Capitalized terms not otherwise defined herein have the meanings as defined in the Agreement.

BASIS OF OPINION

     Our opinion is based upon (1) the assumptions listed below, and (2) our review of the following documents:

          1. the Agreement;

          2. a form of a Certificate of Officer of HCC Insurance Holdings, Inc. attached as Exhibit A;

          3. a form of a Certificate of Officer of AVEMCO Corporation attached as Exhibit B;

          4. such other documents relating to the Merger as we have deemed necessary or appropriate.

Except for the review of such documents, we have not undertaken any independent investigation of any matters material to the opinion expressed herein, the truth or completeness of any warranty or representation contained in any of the documents listed above, or the validity of any of the assumptions listed below.

     In rendering our opinion, we have assumed (1) that the Certificate of Officer of HCC Insurance Holdings, Inc. and the Certificate of Officer of AVEMCO Corporation will be executed and delivered to us on behalf of HCCH and AVEMCO, respectively, in substantially the forms as attached hereto, on or prior to the Effective Date of the Merger, (2) that each of the warranties, representations, and statements made in each of the documents referred to above are complete and accurate and will be complete and accurate as of the Effective Date of the Merger, (3) that the Merger will be effective under all applicable state law,
(4) that the Agreement correctly and completely embodies the terms of the Merger and that the Merger will be effected as provided in the Agreement, (5) the authenticity of all documents submitted to us as originals, (6) the conformity to the originals of all documents submitted to us as photostatic, certified, or conformed copies, and (7) the due authorization, execution, and delivery of all of the documents referred to above.

     The opinion expressed herein is rendered as of the date hereof and is based upon the existing Internal Revenue Code of 1986, as amended (the "Code"), existing final and proposed Treasury regulations promulgated pursuant thereto ("Regulations"), existing published Revenue Rulings, Revenue Procedures, and other announcements issued by the Internal Revenue Service, and existing judicial and administrative decisions and rulings, all of which are subject to change.

OPINION

     Based on and subject to the documents, assumptions, qualifications, and limitations set forth herein, it is our opinion that the Merger will qualify as a reorganization under Section 368(a) of the Code.

LIMITATIONS ON OPINION

     Our opinion is limited to that expressly stated herein. The opinion expressed herein represents only our legal judgment, and has no binding effect or official status of any kind. No assurance can be given that the
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HCC Insurance Holdings, Inc.
April 18, 1997

Internal Revenue Service would concur in the conclusion reached in this opinion. Any contest or challenge to a tax position taken by a participant in the Merger could have material adverse tax consequences to such participant.

     Our opinion is limited to that expressly set forth above. No opinion is expressed as to any transaction other than the Merger, including any transaction undertaken in connection with the Merger. In addition, we express no opinion as to any estate, gift, excise, state, local, or foreign tax consequences of the Merger. In particular, we express no opinion regarding: (1) the amount, existence, or availability after the Merger of any of the federal income tax attributes of AVEMCO or HCCH (including, without limitation, net operating loss carryovers, if any, of AVEMCO or HCCH); (2) the tax consequences of any disposition of stock of HCCH; or (3) the tax treatment of any disposition of any stock of AVEMCO or any of its affiliates in any transaction other than in exchange for HCCH stock pursuant to the Merger.

EFFECT OF CHANGES

     The opinion expressed herein is based upon the documents, representations, decisions, rulings, Code, Regulations, and Internal Revenue Service publications referred to above, all as of the date of this letter. No opinion can be expressed at this time as to the likelihood of any change, amendment, modification, or repeal of, or addition to, any such decisions, rulings, Code, Regulations, or Internal Revenue Service publications, or as to the possible impact on the tax treatment of the Merger or the participants in the Merger of any such change or any change in the documents or representations or facts underlying the assumptions referred to above. Any such change could adversely affect the tax treatment of the Merger and the participants in the Merger, and could have retroactive effect. We undertake no responsibility to advise you of any changes to any such documents, representations, decisions, rulings, Code, Regulations, Internal Revenue Service publications, or facts, or as to the impact, if any, of any such change on the tax treatment of the Merger or the participants in the Merger.

REGISTRATION STATEMENT

     In addition to your request for our opinion on the specific issue of federal income tax law addressed above, you have asked us to review the discussion of federal income tax issues contained in the Registration Statement on Form S-4, as amended, to be filed with the Securities and Exchange Commission by HCCH in connection with the Merger on or about April 18, 1997 (the "Registration Statement"). We have reviewed the discussion entitled "Certain Federal Income Tax Matters" contained in the Registration Statement and believe, based on and subject to the documents, assumptions, qualifications, and limitations set forth herein, that such information fairly presents the current federal income tax law applicable to the Merger, and the material tax consequences to HCCH, AVEMCO, and their respective shareholders as a result of the Merger. We hereby consent to the use of our name in the Registration Statement and to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

                                            WINSTEAD SECHREST & MINICK P.C.
lsd

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